SPORTSMAN’S WAREHOUSE HOLDINGS, INC.

7035 South High Tech Drive

Midvale, Utah 84047

May 1, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:  Courtney Haseley

Re:Request for Effectiveness for Sportsman’s Warehouse Holdings, Inc.

Registration Statement on Form S-3 (File No. 333-224421)

Dear Ms. Haseley:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Sportsman’s Warehouse Holdings, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Time, on May 3, 2018, or as soon thereafter as practicable.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (801) 304-4321.

Very truly yours,

SPORTSMAN’s WAREHOUSE HOLDINGS, Inc.

By: /s/ Kevan Talbot_____________

Name:Kevan P. Talbot

Title:Chief Financial Officer